Exhibit 99.1

Hepsiburada Receives Nasdaq Notification Regarding Minimum Bid Price Requirement

ISTANBUL, March 24, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announces that on March 22, 2023 it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the bid price for the Company‘s American depositary shares (“ADSs”), each representing one Class B ordinary share of the Company, had closed below the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s ADSs for the last 30 consecutive business days, the Company has failed to meet the Minimum Bid Requirement for continued listing on the Nasdaq Global Select Market set forth in Listing Rule 5450(a)(1) during that period. The Notice is only a notification that the Company is not in compliance with the Minimum Bid Requirement, it is not a notice of imminent delisting, and it has no immediate effect on the listing or trading of the Company’s ADSs on the Nasdaq Global Select Market.

Pursuant to Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or until September 18, 2023, to regain compliance with the Minimum Bid Requirement, during which time the ADSs will continue to trade on the Nasdaq Global Select Market. The Company may regain compliance with the Minimum Bid Requirement if at any time before September 18, 2023, the bid price of the ADSs closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days.

The Company’s business operations are not affected by the Nasdaq notification letter. The Company will consider any measures necessary in order to regain compliance with the Minimum Bid Requirement.

This announcement is made in compliance with Listing Rule 5810(b), which requires disclosure of receipt of a Minimum Bid Requirement notification within four business days.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 55 million members with over 160 million SKUs in over 30 categories on its hybrid operating model where direct sales on 1P (retail) and approximately 100,000 merchants on 3P (marketplace) provide goods and services.

With its vision of leading digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last mile delivery and fulfilment services; advertising; grocery delivery; and payment services, delivered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers selection from international merchants via its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 42,000 female entrepreneurs throughout Türkiye reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com